SCHULTE ROTH & ZABEL LLP

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New York, NY 10022

(212) 756-2000

fax (212) 593-5955

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February 1, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Station Place

100 F. Street, N.E.

Washington, D.C. 20549-7010

Attention: Edward M. Kelly, Esq.

Re:	Morton’s Restaurant Group, Inc.
Registration Statement on Form S-1 (“Registration Statement”)
Filed December 1, 2005
File No. 333-130072

Dear Mr. Kelly:

On behalf of Morton’s Restaurant Group, Inc. (the “Registrant”), we have filed simultaneously by EDGAR Amendment No. 3 (the “Amendment No. 3”) to the Registration Statement, as previously amended by Amendment No. 1 thereto filed on January 9, 2006 and Amendment No. 2 thereto filed on January 23, 2006 (“Amendment No. 2”), addressing comments contained in the Comment Letter (as defined below) and filing certain requisite exhibits.

This letter is in response to the comments of the Staff set forth in its letter dated January 30, 2006, concerning Amendment No. 2 (the “Comment Letter”). For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 3.

Our responses to the Staff’s comments set forth in the Comment Letter are as follows:

1.	You indicate in your response to prior comment 1 that you intend to file by amendment the underwriting agreement, the legality opinion, and the new credit agreement. For the new credit agreement, you may wish to refer to prior comment 16 for guidance.

The Registrant notes the Staff’s comment.

Securities and Exchange Commission

February 1, 2006

Recent Developments, page 3

2.	We note your disclosure of total revenues for the period ended January 1, 2006. We do not object to the presentation of revenue for this period. However, we believe that for full and balanced disclosure purposes this information should be presented along with operating and net income amounts. Please revise your disclosure or eliminate the January 1, 2006 information, as appropriate.

In response to the Staff’s comment, the Registrant has eliminated its disclosure of total and comparable restaurant revenues for the periods ended January 1, 2006.

Risk Factors, page 15

3.	We note the “we cannot assure language” in new risk factor three. As noted in comment 10 in our December 28, 2005 letter, the risk is the situation described and not Morton’s inability to assure. Please revise.

The revisions requested by the Staff have been made.

Stock Purchase of Wilshire Restaurant Group, Inc.

4.	Specify the dollar amount of return on capital that will be cancelled in exchange for the transfer of securities by MHLLC to Castle Harlan.

The revisions requested by the Staff have been made.

Financial Statements

5.	As previously requested, please revise your historical financial statements and all related disclosures to give retroactive effect to the 10,098.5 for one stock split. Additionally, please add a note to the financial statements discussing this retroactive adjustment. See paragraph 54 of SFAS 128 and SAB Topic 4C.

The revisions requested by the Staff have been made.

Statements of Operations, pages F-5, F-43, F-62 and F-85

6.

As previously requested, please revise each statement of operations to include disclosure of earnings per share based on your actual share base and on a pro forma basis (for the last fiscal year end and interim period presented) based on your expected share base as a result of the offering. As the outstanding MHLLC units represent shares issuable for no consideration, please include exercisable units in the computation of basic EPS in accordance with paragraph 10 of SFAS 128, as applicable. Additionally, please include a note to the financial statements disclosing a reconciliation of the numerators and the denominators of the basic and diluted per share computations for income from continuing operations and those securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would

Securities and Exchange Commission

February 1, 2006

have been anti-dilutive for the period(s) presented. See paragraphs 6 and 40 of SFAS No. 128.

The revisions requested by the Staff have been made.

*   *   *   *

Securities and Exchange Commission

February 1, 2006

Amendment No. 3 to the Registration Statement was filed by the Registrant in response to the comments set forth in the Comment Letter. As previously discussed with the Staff, in light of the Registrant’s contemplated timing of potentially requesting an effective date as early as February 6, 2006, the Registrant respectfully requests the Staff’s prompt review of Amendment No. 3 to the Registration Statement.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2327 or Michael R. Littenberg of this firm at (212) 756-2524.

Very truly yours,

/s/ Steven J. Spencer

Steven J. Spencer, Esq.

cc:	Thomas J. Baldwin
Chairman, Chief Executive Officer and President
Morton’s Restaurant Group, Inc.

Michael R. Littenberg, Esq.
Schulte Roth & Zabel LLP